For the semi-annual period ended May 31, 2007.
File number 811-03175
Jennison Sector Funds, Inc.

SUB-ITEM 77D
Policies With Respect to Security Investment



Jennison Sector Funds, Inc.
Jennison Utility Fund
Supplement dated March 30, 2007 to
Prospectus and Statement of Additional Information dated January 31, 2007 Change in Investment Policies
Jennison Utility Fund (the Fund) follows a non-fundamental policy which restricts investments in debt securities, including corporate and government bonds, to those debt securities rated investment grade by a major rating service (such as BBB or above by Standard & Poor's Ratings Services (S&P) or Baa or above by Moody's Investors Service, Inc. (Moody's)). Non-fundamental policies of the Fund may be changed upon the approval of the Fund's Board of Directors.
The Board of Directors has approved a change in the Fund's policy with respect to investments in debt securities. Effective immediately, the Fund may invest in certain debt securities without regard to the investment grade rating assigned to the security by S&P, Moody's, or any other major rating service. The Fund's investments in debt securities remain subject to the Fund's policy of normally investing at least 80% of the Fund's investable assets in equity-related and investment-grade debt securities of utility companies.
To reflect this change in investment policies, the section of the Prospectus entitled "How the Fund Invests-Investment Objectives and Policies" is revised by deleting the discussion of the Fund's investments in debt securities appearing on page 10 of the Prospectus, and substituting the following new discussion:
Our investment in debt securities, including corporate and government bonds, is generally limited to those rated investment-grade by a major rating service (such as BBB or above by Standard
& Poor's Ratings Services (S&P) or Baa or above by Moody's
Investors Service, Inc. (Moody's)) or, if not rated, to those we believe are of comparable quality. We may, however, invest in lower-rated securities or unrated securities if such securities are issued by an issuer where the Fund has an existing equity investment. Obligations rated below BBB by S&P or Baa by Moody's have speculative characteristics, and are often referred to as high yield or "junk" bonds. Lower-rated securities tend to offer higher yields, but also offer greater risks, than higher-rated securities. Under certain economic conditions, however, lower-rated securities might not yield significantly more than higher-rated securities, or comparable unrated securities.
If the rating of a debt security is downgraded after the Fund purchases it (or if the security is no longer rated), we will not have to sell the security, but we will consider this downgrade in deciding whether the Fund should continue to hold the security.
To reflect this change in investment policies, Part I of the Statement of Additional Information is revised by identifying "junk bonds" as a permissible investment for the Fund in the table entitled "Fund Investments and Strategies" on page 5 of the Statement of Additional Information.
LR00145